PROSPECTUS SUPPLEMENT NO. 1                                            Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated November 12, 2009)                                          Registration Statement No. 333-162430

Common Stock and Common Stock Issuable upon Exercise of Warrants

Raptor Pharmaceutical Corp.

This prospectus supplement supplements our prospectus dated November 12, 2009, relating to the sale from time to time by certain of our security holders (including their transferees, donees, pledgees or successors) of up to 3,793,639 shares of common stock and the shares of common stock issuable upon exercise of common stock warrants of up to 1,764,226 shares for an aggregate total of 5,557,865 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto.

The information in the table appearing under the heading “Selling Stockholders” beginning on page 6 of the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons listed in the prospectus or in any amendments or supplements thereto that are listed below:
Name of Selling Stockholder and Position, Office or Material Relationship with Raptor Pharmaceutical Corp.	Shares of Common Stock Beneficially Owned Prior to the Offering(2)		Number of Outstanding Shares Being Offered	Shares Issuable Upon Exercise of Warrants Being Offered	Shares of Common Stock Beneficially Owned After Offering (1)
	# of Shares	% of Class	# of Shares	# of Shares	# of Shares	% of Class
Lundell Holding & Financing Ltd.	30,000	*	-	30,000 (3)	-	0
Aran Asset Management, SA (4)	4,643,499	19.9%	3,024,777	769,339 (3)	849,383	3.8%
Aran Asset Management, SA ITF Brook Riggins	84,315	*	-	84,315 (3)	-	0
Aran Asset Management, SA ITF Limetree Capital (5)	419,307	1.9%	-	419,307 (3)	-	0
Limetree Capital (5)	-	-	-	-	-	0

(1)	Assumes all of the shares of common stock offered are sold. Based upon 22,580,365 shares of common stock issued and outstanding on February 9, 2010.

(2)
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(3)
Represents the assignment of warrants, in February 2010, to purchase shares of Raptor's common stock originally issued to Limetree Capital in 2008 and 2009 as a placement agent in the Company’s subsidiary, Raptor Pharmaceuticals Corp.’s, May/June 2008 financing and August 2009 financing consummated prior to its merger with us.  Aran Asset Management SA was assigned warrants to purchase up to 35,000 shares of Raptor's common stock, the remainder of the shares issuable upon exercise of the warrants set forth in this column with respect to Aran Asset Management SA were not assigned from Limetree Capital.

(4)
Represents 3,874,160 shares of common stock held by Aran Asset Management SA and warrants to purchase up to 769,339 shares of common stock exercisable within 60 days of February 9, 2010. Aran Asset Management SA disclaims beneficial ownership of the shares registered in its name on behalf of its clients. The Chairman and CEO of Aran Asset Management SA is Michael C. Thalmann who disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(5)
In August 2009, prior to our merger with Raptor Pharmaceuticals Corp., Limetree Capital was issued warrants by Raptor Pharmaceuticals Corp. exercisable for 7% of Raptor Pharmaceuticals Corp.’s common stock issued and issuable under the warrants issued to investors placed by it as part of Raptor Pharmaceuticals Corp.’s private placement of its units (comprised of common stock and warrants exercisable for common stock), and a 3.5% cash fee based upon the proceeds of the sale of such units in such private placement as placed by them. The cash fees paid to Limetree totaled $59,360. Pursuant to our merger with Raptor Pharmaceuticals Corp., the warrants issued to Limetree Capital were converted into the right to receive warrants to purchase 129,733 shares of our common stock at an exercise price of $1.50 per share for a five year term from the date of the original warrants (post-merger shares and exercise price). Erich Sager, one of our board members, serves on the board of directors of Limetree Capital and is a founding partner thereof. Our securities owned by Limetree Capital include warrants to purchase up to 438,889 shares of our common stock exercisable with sixty (60) days. These warrants were originally issued by Raptor Pharmaceuticals Corp., our wholly-owned subsidiary, prior to our merger with it, as part of placement agent fees paid to Limetree Capital by Raptor Pharmaceuticals Corp. pursuant to Raptor Pharmaceuticals Corp.’s May / June 2008 private placement. Please refer to the discussion under the heading “Selling Stockholders” which describes these transactions in more detail. Erich Sager disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

*	Less than 1%

When taken together with the selling stockholder table in the prospectus and its accompanying supplements, the aggregate number of common stock owned by selling security holders reflected in information provided to us totals more than 5,557,865 shares because certain of the selling stockholders may have transferred all or a portion of their common stock or common stock warrants into a nominee or brokerage account or “street name” since the date on which they provided the information regarding their security holdings for inclusion in this table and the table included in the prospectus and its accompanying supplements. However, in no event will the selling stockholders, in the aggregate, sell pursuant to the prospectus, as supplemented from time-to-time, more than 5,557,865 shares of our common stock

Information about other selling stockholders will be set forth in an amendment to the registration statement of which the prospectus is a part or in prospectus supplements, as required.

We prepared this table based on the information supplied to us by the selling stockholders named in the table.

See “Risk Factors” beginning on page 2 of the accompanying prospectus to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 9, 2010